

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

<u>Via E-mail</u>
Bradley P. Beecher
President and Chief Executive Officer
The Empire District Electric Company
602 S. Joplin Avenue
Joplin, Missouri 64801

> **Re:    The Empire District Electric Company**
> **Annual Report on Form 10-K and Definitive Proxy on Schedule 14A**
> **Filed February 23, 2012 and March 14, 2012**
> **File No. 001-03368**

Dear Mr. Beecher:

     We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Mara L. Ransom
>
> Mara L. Ransom
> Assistant Director